SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras has acquired an interest in a contract for exploration in Equatorial Guinea

(Rio de Janeiro , January 11, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announced that t he Government of Equatorial Guinea, West Africa has recently approved the acquisition of a 50% participating interest, by Petrobras, in a production sharing contract covering Block L.

Located in the deepwater portion of the Rio Muni basin, the prospective Block covers an area of 4,250 km2 , in water depths ranging from 500 to 2,200 meters.

The 50% participating interest in the production sharing contract has been acquired from the current participants in Block L (new participating interests in brackets): Chevron Equatorial Guinea Limited (22.5%), Amerada Hess Equatorial Guinea Resources Inc. (12.5%), Energy Africa Equatorial Guinea Limited (10%) and Sasol Petroleum International (PTY) Limited (5%). Chevron will remain as operator of the Block with Petrobras having the option of becoming the operator in case of a commercial discovery. Block L is in the vicinity of the prolific Block G, operated by Amerada Hess, in which 8 oil fields have been discovered, including the Ceiba field, already in production.

Block L has excellent potential for a future addition of international reserves for Petrobras and the first exploratory well is expected to be drilled in 2006. If successful, first oil may occur by the beginning of next decade, helping Petrobras to achieve its international production goals.

The execution of this contract is in compliance with Petrobras Strategic Plan, which includes the search for deep and ultra deep water opportunities in West Africa .

Petrobras has now assets in 16 countries over 3 continents, comprising activities in the whole chain of oil, gas and energy industries. With this acquisition, Petrobras increases its presence in upstream activities, being currently present in 5 African countries (after Angola , Nigeria , Tanzania and Libya ). The deal represents another strategic opportunity to apply Petrobras technology developed for operations in deep waters.

http: //www.petrobras.com.br/ri/English

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.